1. Name and Address of Reporting Person
   Wagner, Harvey L.
   76 South Main Street
   Akron, OH 44308
   USA
2. Issuer Name and Ticker or Trading Symbol
   FirstEnergy Corp. (FE)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   03/03/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Vice Pres & Controller
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                    03/03/2003            A         3350.1668   A   $32.9700                  D
                                                      <F1>
Common Stock                    03/03/2003            D         -3350.1668  D   $32.9700   986.2635       D
                                                      <F1>
Common Stock                                                                               5198.5663      I           By Savings
                                                                                                                      Plan Trust

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $19.3125                                                  03/01/2010 Common                      10000   D
Options                                                                          Stock
(Right to
buy)
Stock       $24.28                                                    11/17/2005 Common                      5000    D
Options                                                                          Stock
(Right to
buy)
Stock       $27.75                                                    11/22/2010 Common                      5000    D
Options                                                                          Stock
(Right to
buy)
Stock       $29.5                                                     05/16/2011 Common                      15000   D
Options                                                                          Stock
(Right to
buy)
Stock       $29.71   03/03/2         A         16100       03/01/2004 03/01/2013 Common  16100    $29.7100   16100   D
Options              003                                   <F2>                  Stock
(Right to
buy)
Stock       $29.87                                                    03/01/2009 Common                      3190    D
Options                                                                          Stock
(Right to
buy)
Stock       $34.45                                                    04/01/2012 Common                      12000   D
Options                                                                          Stock
(Right to
buy)

Explanation of Responses:

<F1>
These performances shares paid out in cash, per the vesting and payout date approved by the Compensation Committee. The performance shares were not required to be reported at date of grant because the vesting is based in part on factors other than stock price.
<F2>
This option vests yearly in twenty-five percent increments beginning on 3/1/2004.

SIGNATURE OF REPORTING PERSON
/s/ Harvey L. Wagner

DATE
03/04/2003